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Washington, D.C. 20549

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SEC FILE NUMBER
8- 02-474

ANNUAL AUDITED REPORT
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2000 (MM/DD/YY) AND ENDING October 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
JAN 1 4 2002
616

NAME OF BROKER-DEALER:
Coburn & Meredith, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Trumbull Street
(No. and Street)

Hartford, (City) Connecticut (State) 06103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Coburn (860) 522-7171
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernardi & Company, LLC
(Name - if individual, state last, first, middle name)

231 Farmington Avenue (Address) Farmington (City) Connecticut (State) 06032 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFUMATION

I, Barry Coburn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coburn & Meredith, Inc., as of October 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Pres.

Title

LESLIE E. ARCHAMBAULT
NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 31, 2005

Notary Public

This report" contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 156-3.
- ☒ 0) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



BERNARDI & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915

JEFFREY S. ALFIN, CPA
JOSEPH A. BERNARDI, CPA
MICHAEL W. FAGIN, CPA
ROBERT W. FALCE, CPA
ROBERT H. LONDON, CPA

FARMINGTON, CONNECTICUT
TEL: (860) 679-5200 FAX: (860) 679-5212
E-MAIL: office@bernardi-cpa.com

MANCHESTER, CONNECTICUT
TEL: (860) 646-5384

Board of Directors
Coburn & Meredith, Inc.
150 Trumbull Street - 6th Floor
Hartford, Connecticut 06103

We have audited the accompanying statement of financial condition of Coburn & Meredith, Inc. (a Connecticut corporation) as of October 31, 2001, and the related statements of loss, cash flows, and changes in stockholders' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coburn & Meredith, Inc. as of October 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The accompanying information contained in schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Schedules 1 through 3 are supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,



BERNARDI & COMPANY LLC
Certified Public Accountants

December 24, 2001

We present the following report as of October 31, 2001:

Exhibit A -	Statement of Financial Condition as of October 31, 2001.
Exhibit B -	Statement of Loss for the Year Ended October 31, 2001.
Exhibit C -	Statement of Cash Flows for the Year Ended October 31, 2001.
Exhibit D -	Statement of Changes in Stockholders' Equity for the Year Ended October 31, 2001.
	Notes to Financial Statements.
Schedule 1 -	Computation of Net Capital and Basic Net Capital Requirement Pursuant to Rule 15c3-1, as of October 31, 2001.
Schedule 2 -	Computation of Aggregate Indebtedness Pursuant to Rule 15c3-1(c), as of October 31, 2001.
Schedule 3 -	Computation for Determination of Reserve Requirement and Information for Possession or Control Requirements Pursuant to Rule 15c3-3, as of October 31, 2001.

EXHIBIT A

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2001

ASSETS

Assets:		
Cash		$ 57,405
Receivables:		
Brokers and dealers clearance accounts	$ 36,408	
Other - good faith deposit	25,175	
Securities owned at market value	3,300	
Non-customer - registered representatives	53,927	
Total Receivables		118,810
Other Assets		74,361
TOTAL ASSETS		$ 250,576

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and other accrued expenses		$ 17,903
Commitments and Contingencies		
Stockholders' Equity:		
Preferred stock, 4 1/2% non-cumulative - $100 par value; 1,100 shares authorized, 1,100 shares issued and 1,000 shares outstanding	$ 110,000	
Common stock, $1 par value; 1,000 shares authorized; 720 shares issued and 470 shares outstanding	720	
Paid in capital	65,510	
Retained earnings	79,143	
Treasury stock, at cost (250 shares of common stock and 100 shares of preferred stock)	(22,700)	
Total Stockholders' Equity		232,673
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 250,576

See Accompanying Notes

EXHIBIT B

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
STATEMENT OF LOSS
FOR THE YEAR ENDED OCTOBER 31, 2001

Revenues:		
Securities commissions	$ 1,699,471	
Net gains on principal transactions	422,906	
Selling commissions on other investments	428,742	
Interest income	162,375	
Other income	76,115	
Total Revenue		$ 2,789,609
Operating Expenses:		
Salaries and commissions	1,772,279	
Payroll taxes	119,271	
Employee benefits	102,994	
Clearing expense	350,273	
Information expense	159,110	
Computer supplies	7,012	
Rent	140,600	
Depreciation and amortization	32,683	
Repairs and maintenance	10,676	
Outside services	249	
Communications	66,672	
Insurance	16,981	
Professional fees	41,187	
Utilities	896	
Licenses and fees	36,067	
Equipment expense	10,677	
Office expense	19,813	
Postage	20,160	
Property tax	17,652	
Bad debt expense	10,551	
Advertising	4,315	
Miscellaneous	75	
Interest expense	4,870	
Travel and entertainment	9,997	
Settlement expense	25,807	
Total Operating Expenses		2,980,867
Loss Before Other Income		(191,258)
Other Income:		
Gain on sale of assets		57,331
Loss Before Provision for Income Taxes		(133,927)
Provision for income taxes		(456)
Net Loss for the Year		$ (134,383)

See Accompanying Notes

EXHIBIT C

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED OCTOBER 31, 2001
Increase (Decrease) in Cash

Cash Flows From Operating Activities:		
Net loss		$ (134,383)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	$ 32,683	
Book value of assets sold	22,669	
Change in assets and liabilities:		
Increase Decrease in Assets and Liabilities:		
Receivables	77,967	
Non-customer -registered representatives	(15,739)	
Other assets	(16,776)	
Accounts payable and accrued expenses	(46,543)	
Total Adjustments		54,261
Net Cash Used In Operating Activities		(80,122)
Cash Flows Used In Investing Activities:		
Capital expenditures		(6,712)
Cash Flows From Financing Activities:		
Principal payments on obligation under capital lease	(3,188)	
Proceeds from preferred stock	20,000	
Net Cash Provided By Financing Activities		16,812
Net Decrease in Cash		(70,022)
Cash at the Beginning of Year		127,427
Cash at End of Year		$ 57,405

Supplemental Disclosure of Cash Flow Information:

Cash paid during the year:

Interest expense	$ 4,870
Income taxes	$ 456

See Accompanying Notes

EXHIBIT D

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED OCTOBER 31, 2001

	Capital Stock		Additional Paid in	Retained	Treasury
	Preferred	Common	Capital	Earnings	Stock
Balances - November 1, 2000	$ 90,000	$ 720	$ 65,510	$ 213,526	$ (22,700)
Preferred stock issued	20,000	-	-	-	-
Net loss	-	-	-	(134,383)	-
Balances - October 31, 2001	$ 110,000	$ 720	$ 65,510	$ 79,143	$ (22,700)

See Accompanying Notes

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
NOTES TO FINANCIAL STATEMENTS

Note 1 - Accounting Policies:

General:

Coburn & Meredith, Inc. (the Company) is a registered broker-dealer with the main office located in Hartford, Connecticut and a branch office Boston, Massachusetts, dealing in listed and OTC securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corp. (SIPC).

Securities Transactions:

The statement of financial condition reflects all securities positions on a settlement-date basis, which is not materially different from a trade-date basis. In determining profit and loss, unrealized gains and losses on all securities transactions and related commissions are recognized on a trade-date basis.

Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes:

The effective income tax rate differs from the statutory income tax rate due to the tax effect of temporary and permanent differences. Differences between income for financial reporting and tax return purposes result primarily from accelerated depreciation and non-deductible entertainment expenses.

Furniture and Equipment:

Furniture and equipment are valued at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets.

Renewals and betterments are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Clearing Arrangements:

The Company clears security transactions through the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation ("Pershing") whereby Pershing carries the cash and margin accounts of the customers of the Company on a fully-disclosed basis. Under terms of the agreement, Pershing executes transactions in the customers' accounts as requested by Coburn & Meredith, Inc., reflects transactions executed by Coburn & Meredith, Inc., prepares confirmations and summary monthly statements, settles contracts and transactions in securities, performs certain cashiering functions, including receipt and delivery of securities. All uncollectible customer receivables are netted against commissions payable to the Company. The Company also maintains a margin account with Pershing through which it executes its own principal trading activities.

Under these agreements, the Company is required to maintain a minimum cash deposit of $25,000 on which it receives interest at 1% below the average brokers' call rate. The Company may draw on commissions and principal trading gains as they are earned.

Note 3 - Income Taxes:

Income tax expense consists of the following components:

Federal	$ -
State	456
Total	$ 456

For the year ended October 31, 2001, the corporation incurred a net operating loss of $122,303.

As of October 31, 2001, the Company has a federal net operating loss carryforward of $548,428, of which $292,437 will expire in 2018, $116,245 will expire in 2019, $17,723 will expire in 2020, and $122,303 will expire in 2021.

As of October 31, 2001, the Company has a state net operating loss carryforward of $533,876, of which $130,381 will expire in 2002, $147,791 will expire in 2003, $115,678 will expire in 2004, $17,723 will expire in 2005 and $122,303 will expire in 2006.

Note 4 - Stock Options:

In prior years, the Company has granted stock options to certain officers to purchase its common stock at book value as of October 31, preceding the date of the grant. As of October 31, 2001, options for 280 shares were outstanding, containing an exercise price of $154.

Note 4 - Stock Options: (Continued)

Net book value per common share was $261 at October 31, 2001. If all outstanding options were exercised at October 31, 2001, net book value per common share would have been $166.

Note 5 - Aggregate Indebtedness and Net Capital:

As a registered broker-dealer, the Company is required to comply with the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934. Under Rule 15c3-1, the Company must maintain "net capital" as defined in the Rule equal to the greater of 6 2/3% of aggregate indebtedness, $100,000, or specific requirements applicable to market makers. The Company would be precluded from the distribution of equity capital if net capital was less than 10% of such indebtedness.

As of October 31, 2001, the Company had net capital of $152,345, which was $52,345 in excess of the minimum required.

Note 6 - Commitments and Contingencies:

Leases:

During December 1995, the Company entered into an eighty month operating lease for its Hartford facility. The lease terms call for monthly payments of $7,338. The first six months and the last two months of the rent payments were abated. In addition, the Company is obligated to pay a proportionate share of any increase in real estate taxes and certain operating expenses over actual operating expenses for calendar year 1997. Total rent expense for the Hartford location was $84,350.

In May 1999, the Company entered into a three-year lease for its Boston office. The lease terms call for monthly payments of $4,612. In addition, the Company is obligated to pay a proportionate share of any increase in property taxes and operating expenses over the base year. Total rent expense for the Boston location was $55,344 for the year ended October 31, 2001.

Related Party Lease:

Effective November 1, 2001, the Company entered into leases for computer equipment and furniture from the majority shareholder which have been classified as operating leases. The lease for the computer equipment is for a term of 25 months with monthly payments of $930. The lease for the furniture is for a term of 84 months with monthly payments of $580.

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
NOTES TO FINANCIAL STATEMENTS
(Continued)

Note 6 - Commitments and Contingencies: (Continued)

Leases: (Continued)

As of October 31, 2001, future minimum lease payments under noncancellable operating leases were:

	Operating Leases
2002	$ 143,076
2003	24,458
2004	7,890
2005	6,960
2006	6,960
Thereafter	13,920
Total minimum lease payments	$ 203,264

Contingency \ Subsequent Events:

The Company has been named as one of several defendants in a proposed class action lawsuit, and the proposed plaintiffs are purchasers of initial public offerings from underwriting syndicates that employ limited price stabilization practices known in the industry as "penalty bids" in the secondary market, which the Company and other defendants contend are legal and proper under Regulation M of the federal securities laws.

In November 1998, all defendants moved to dismiss the complaint. In December 2000 the court dismissed this action with prejudice as to all parties. Plaintiffs appealed the dismissal with prejudice. All parties briefed the appeal, and in November 2001, the Second Circuit heard oral argument on appeal. No decision has been entered on the appeal, but a decision is expected in the spring of 2002. Accordingly, no provision has been made in the accompanying statements.

In December 2000, a customer filed an arbitration claim against the Company, seeking damages of approximately $40,000. Defendants moved successfully for an order requiring the plaintiffs to file a more definite statement of claim disclosing their legal theories and alleged damages. At this early stage of the arbitration, it is not possible to determine the Company's financial exposure. The Company intends to defend against the claim vigorously. Accordingly, no provision has been made in the accompanying statements.

The Company is undergoing an audit by the Connecticut Department of Revenue Services regarding use tax on out-of-state purchases, as well as computer and data processing services. No assessment has been agreed to and no accrual has been made within these financial statements.

SCHEDULE 1

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT
PURSUANT TO RULE 15c3-1
OCTOBER 31, 2001

NET CAPITAL:

Stockholders' Equity		$ 232,673
Less: Non-allowable assets -		
Advances to registered representatives	$ (53,927)	
Excess good faith deposit	(175)	
Prepaid expenses and security deposits	(22,926)	
Security - NASD	(3,300)	
Total Non-allowable Assets		(80,328)
Net Capital		152,345
Less: Net capital requirement (greater of $1,194, 6 2/3% of aggregate indebtedness of $17,903, $100,000 or requirements applicable for market makers, $6,000)		100,000
Net Capital in Excess of Requirement		$ 52,345

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of October 31, 2001) is as follows:

Net capital, as reported in the Company's Part II (unaudited) Focus Report	$ 27,345
Adjustments:	
Adjustment for accrued expenses	25,000
Net Capital	$ 52,345

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
COMPUTATION OF AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1(c)
OCTOBER 31, 2001

Total Liabilities	$	17,903
Exclusions from aggregate indebtedness		-
Aggregate Indebtedness	$	17,903

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of October 31, 2001) is as follows:

Aggregate indebtedness, as reported in the Company's Part II (unaudited) FOCUS report	$	42,903
Adjustments:		
Adjustment to accrued expenses		(25,000)
Aggregate Indebtedness	$	17,903

SCHEDULE 3

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENT AND INFORMATION FOR POSSESSION
OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c3-3
OCTOBER 31, 2001

The Company clears all customer transactions through the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation on a fully disclosed basis and is exempt from Rule 15c3-3 under the exemptive provision Section (k)(2)(ii).